SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

G REIT INC.

(Name of Subject Company [Issuer])

Everest Investors 17, LP (Offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest Investors 17, LP

199 S. Los Robles Ave., Suite 200}

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $17,547,600(1)                     Amount of Filing Fee: 1,877.59(2)

(1)	Calculated as the product of the number of Shares on which the Offer is made and the gross cash price per Share.
(2)	Already paid.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not Applicable	Filing party: Not Applicable
Form or registration no.: Not Applicable	Date filed: Not Applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Everest Investors 17, LP. (“Everest” or the “Purchaser”), a California limited partnership, to purchase up to shares (“Shares”) of common stock in G REIT INC. (the “Company”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the “Offer to Purchase”).

ITEM 4.	TERMS OF THE TRANSACTION.

The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Tuesday, November 14, 2006, unless the Offer is extended.

ITEM 11.	ADDITIONAL INFORMATION.

The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

SUMMARY OF THE OFFER

The sixth bullet point is amended and restated in its entirety as follows: “The Purchaser, having estimated that a current liquidation price of the Company could net proceeds of between $10 and $11 per Share, is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Shares at a low price conflicts with the desire of the Shareholders to sell their Shares at a high price. See “Determination of Offer Price.”

DETAILS OF THE OFFER

2.	Acceptance of Payment and Payment of Purchase Price; Proration..

The first paragraph of the section is amended to add the following sentence at the end of the paragraph: “The Company’s transfer agent has indicated that such confirmation will generally occur within two to three days after the transfer agent’s receipt of all necessary documentation.”

The second paragraph of the section is amended to insert the following sentence after the first sentence of the paragraph: “On October 2, 2006, the Company announced approval of its first special liquidating Distribution of approximately $171,289,000 or $3.90 per Share, payable to Shareholders of record on September 30, 2006. The Company paid this liquidating Distribution on October 11, 2006. Further, the Company declared a regular liquidating Distribution of $0.0625 per Share on October 1, 2006, which was paid on October 7, 2006. The Company has announced that it anticipates declaring a regular liquidating Distribution of $0.0381 per Share on November 1, 2006, which the Company stated it anticipates paying on or about November 7, 2006. In accordance with the terms of the Offer, the foregoing Distributions will be deducted from your proceeds, such that Shareholders will receive from the Purchaser net proceeds of $4.00 per Share for Properly Tendered Shares.”

7.	Conditions of the Offer.

Subsection (e) is amended and restated in its entirety as follows: “the Company (or its transfer agent) shall have stated or otherwise indicated that it intends to refuse to process transfer requests submitted by Purchaser;”.

The last paragraph of Section 7 is amended to add the following sentence at the end of the paragraph: “However, a condition that is completely within the control of Purchaser shall not be asserted to avoid or delay accepting Shares for purchase or paying for Shares tendered, or to withdraw the Offer.”

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DETERMINATION OF OFFER PRICE

The second paragraph of the section is amended and restated in its entirety as follows: “The Purchaser developed an estimated current liquidation value for the Company’s Shares using its proprietary valuation methods, based on the Purchaser’s own estimate of the fair market value of the Company’s property obtained by a review and analysis of the Company’s publicly filed financial statements and other publicly available information. For each property, the Purchaser applied estimated liquidation values by adjusting each property’s original purchase price, as reported by the Company, for changes the National Association of Real Estate Investment Trusts reported cap rate data for each market that the Purchaser believed was most relevant for each property. This method does not take into account the individual characteristics of the properties. Based on the information described above, the Purchaser estimates the net proceeds to Shareholders from a current liquidation of the Company would be between $10 and $11 per Share. The Purchaser also considered that the Company stated an estimated value in 2006 of $10.94 per Share. Purchaser is not an appraiser of real estate and makes no representations regarding whether the foregoing estimates or the methods employed by Purchaser are accurate, complete or current. No assurances can be provided that the Purchaser’s estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Company’s assets may differ substantially from the Purchaser’s estimate. Shareholders are advised not to rely on Purchaser’s estimates, but to make their own estimates with the assistance of their own advisors.”

CERTAIN INFORMATION CONCERNING THE PURCHASER

Source of Funds.

The following two sentences are hereby added to the end of the section.

“Additionally, the foregoing described financial resources necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, the Purchaser considers all financing arrangements to be firm and sees no need for, nor has made any plans for, alternative financing.”

The response to Item 11 is hereby further amended and supplemented by the Press Release dated October 31, 2006 (Exhibit 12.5 to the Schedule TO), which is incorporated herein by reference.

ITEM 12.	EXHIBITS.
(a)(5)	Press Release dated October 31, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2006

EVEREST INVESTORS 17, LP
By:	/S/ DAVID I. LESSER
David I. Lesser
Executive Vice President

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